August 24, 2011

Jeffrey T. Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
1001 West Fourth St.
Winston-Salem, NC 27101-2400

Re: BPV Family of Funds, File Nos. 333-175770 and 811-22588

Dear Mr. Skinner:

We have reviewed the registration statement for BPV Family of Funds, filed on Form N-1A with the Securities and Exchange Commission on July 25, 2011, and have the comments below, which are applicable to each of the prospectuses for the BPV Core Diversification Fund and BPV Wealth Preservation Fund unless indicated otherwise.

Prospectus

Annual Fund Operating Expenses
1. Footnote number 1 to the fee table should be separated into two footnotes so that there is a separate footnote for each of the disclosures regarding "Other Expenses" and "Fee Waiver and/or Expense Reimbursement."

2. Please note that the disclosures of the Fee Waiver and/or Expense Reimbursement and its related footnote are permitted only if the funds anticipate that the waivers will be necessary to reduce operating expenses.

3. Per instruction 3(f)(i) of Item 3 on Form N-1A, please change the order of the operating expense line items so that "Acquired Fund Fees and Expenses" appears directly above the subcaption titled "Total Annual Fund Operating Expenses."

Example
4. Confirm to the staff that the "Fee Waiver and/or Expense Reimbursement" disclosed in the fee table will be applied only in the first year for the "3 Years" column in the cost example table.

Principal Investment Strategy of the Core Diversification Fund
5. On page 4, you state that, "The Fund may invest in fixed income securities . . . ." Please disclose the fund's maturity strategy, if any, regarding its investment in fixed income securities. Please also disclose that "high yield issues" are also known as junk bonds.

6. The "Core Category" of investments for the fund includes investments in derivatives. The Division of Investment Management has recently made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly (e.g., provide a list of derivatives in which the fund may invest).

7. Please define MLP and ETN. In addition, each summary prospectus should define such terms.

Principal Risks of Investing in the Core Diversification Fund
8. Add risk disclosure regarding (i) investments in the equity securities of small and mid-cap issuers, (ii) interest rate fluctuations, (iii) investments in the securities of issuers located in emerging markets; and (iv) leverage.

Management
9. Please disclose the portfolio manager's length of service. See, Item 5(b) of Form N-1A.

Tax Information
10. On page 6 of the prospectus, you state the following: "[D]istributions will generally be taxed to you as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401 (k) plan or an individual retirement account." Please add disclosure that fund shares may be taxable upon withdrawal from such accounts.

Principal Investment Strategy of the Wealth Preservation Fund
11. The disclosure states that a substantial portion of the fund's long position will be hedged using options and "other derivative securities." Please see comment number 6 above regarding derivatives disclosure.

12. In the subsection captioned "Equity Securities," the disclosure provides that the fund will generally invest in ETPs. Please provide the percentage that the fund anticipates will be invested in ETPs and a description of any other types of equities in which it will be invested. Additionally, identify the market capitalization constraints, if any, on the fund's investments in equity securities.

13. In regard to the fund's investment in fixed income securities, add disclosure regarding the maturity strategy and ratings qualifications, if any, regarding these investments.

14. Please give an indication of the anticipated debt to equity ratio regarding the fund's investment portfolio.

15. The staff notes that, "The Fund may both purchase and sell (write) call and put options." Please confirm to the staff whether call options that the fund intends to sell will be covered. Additionally, confirm that the fund will cover its written put options in compliance with interpretations of the Commission and the staff to avoid the put option being treated as a "senior security" under Section 18 of the Investment Company Act of 1940 (the "1940 Act").

16. Principal Risk of Investing in the Wealth Preservation Fund
    Add risk disclosure regarding (i) investments in the equity securities of small and mid-cap issuers, (ii) interest rate fluctuations, and (iii) leverage.

17. The disclosure regarding the principal risks of the fund includes a description of high yield fixed income securities risk. The principal strategies section does not include such securities. If applicable, please include high yield fixed income securities to the principal investment strategy section for the fund.

18. On page 8, the registration statement provides a discussion of the risks related to options and other derivatives. Please see the comment provided at number 6 above.

Principal Risks of Investing in a Fund

19. The disclosure provided on page 15 discusses foreign exposure risk. Add disclosure regarding investments in the securities of issuers located in emerging markets.

Disclosure of Portfolio Holdings

20. In the above mentioned section, you state, "A description of the Funds' policies and procedures with respect to the disclosure of the Funds' portfolio securities is available in the Fund's SAI, which is available from the Funds or on the SEC's web site, www.sec.gov." If such policies and procedures are available on the fund's website, then Item 9(d)(ii) of Form N-1A requires citation to the fund's website. Please remove the citation to home page of the Commission's website, which is not required in response to Item 9(d)(ii), or provide a more specific citation.

MANAGEMENT, Investment Adviser

21. The penultimate and last sentences in this section state, "The Adviser has entered into an Expense Limitation Agreement with each Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits 'Total Annual Fund Operating Expenses' as indicated in the fee tables above. It is expected that the contractual agreement will continue from year-to-year provided such continuance is approved by the Trustees." Please clarify that the adviser is under no obligation to continue the waiver after November 1, 2012.

Other Matters

22. The last sentence in this section provides the following cross-reference, "See also 'Additional Information About Purchases and Redemptions – Disruptive Trading and Market Timing.'" Consider adding the appropriate page number to the cross-reference.

Privacy Notice

23. Please either delete the privacy notice from the prospectus or delete the bracketed disclosure at the end of the section that states, "This Page is Not Part of the Prospectus."

Statement of Additional Information

Investments in Companies with Business Related to Commodities

24. The first sentence of this section provides the following: "As described in the Prospectus, the Funds may from time to time invest in securities of companies whose business is related to commodities, or in registered investment companies or other companies that invest directly or indirectly in commodities." On page 4 of the prospectus the disclosure states, "Types of investments purchased in this Core Category may include direct investments in commodities . . . ." Please revise the disclosure in the statement of additional information to reflect the fund's direct investment in commodities as described in the prospectus. Also, the risks associated with direct investments in commodities (e.g., storage) should be disclosed in the prospectus, including the summary section.

Wholly-Owned Subsidiary

25. On page 15, this section provides that, "Each Fund may create, and invest up to 25% of its total assets in, a wholly-owned and controlled offshore subsidiary . . . ." Unless the fund has no intention to utilize the wholly-owned subsidiary structure in the first year, disclose (where applicable) the information requested below:

a) Confirm to the staff that all subsidiary expenses will be included in the fund's fee table.

b) Disclose that the subsidiary will be managed pursuant to the fund's compliance policies and procedures. (i.e., that the subsidiary will be managed subject to the same investment policies and restrictions as well as requirements applying to accounting, affiliated transactions, capital structure and leverage, liquidity, brokerage and valuation as the fund.)

c) Disclose who will provide investment management services to the subsidiary and who will pay for those services.

d) Disclose whether the financial statements of the subsidiary will be consolidated with the fund's financial statements in the fund's annual and semi-annual reports. Please confirm that the subsidiary's financial statements will be audited and filed with the Commission.

e) Please confirm that the wholly-owned subsidiary of the fund will enter into an advisory contract pursuant to the requirements of Section 15(a) of the 1940 Act.

f) Please confirm that the subsidiary will comply with Sections 10 and 16 of the 1940 Act regarding the subsidiary's Board of Directors.

g) Please confirm whether the subsidiary will have the same custodian and auditor as the fund.

h) Please provide an analysis to the staff whether the fund's investment in the subsidiary is considered a liquid investment.

i) Please confirm whether the Registrant will (i) consent to service of process on the subsidiary and examinations of the subsidiary's books and records, and (ii) have the subsidiary's board execute the Registrant's post-effective amendments.

INVESTMENT RESTRICTIONS, Fundamental Restrictions

26. The first sentence states, "The Fund has adopted the following 'fundamental restrictions,' which cannot be changed without approval by holders of a majority of the outstanding voting shares of the respective Fund." Please replace the words "The Fund has" with "The Funds have."

27. According to fundamental restriction number (7), the funds are not permitted to "Purchase or sell commodities . . . ." However, page 4 of the prospectus states, "Types of investments purchased in this Core Category may include direct investments in commodities . . . ." The language in the fundamental restriction appears to be inconsistent with the disclosure in the prospectus.

28. On page 16 of the SAI, fundamental restriction number (8) regarding concentration restricts each fund's holdings of a single industry or group of industries to "a maximum of 25%." The disclosure includes the term "Code," which has not been defined within the document. In addition, please explain to the staff the meaning of "cash items," including whether such items may cause industry risk. We may have further comments.

Trustees and Officers

29. The table on page 20 provides a column for "Other Directorships" held by the trustees and officers of the funds. Confirm to the staff that such information will be provided in accordance with Item 17(b)(3)(ii) of Form N-1A.

30. Provide the names of all of the Trustees.

General

31. If the funds intend to use a Summary Prospectus under Rule 498 of the Securities Act of 1933, please provide us your proposed legend required by Rule 498(b)(1)(v) in advance of use.

32. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to

this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

33. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

34. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

35. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions about these comments, please call me at (202) 551-6769.

Sincerely,

Deborah O'Neal-Johnson
Senior Counsel